UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54700/November 3, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12438

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
CHINA CONTINENTAL, INC., and	:	REVOKING REGISTRATIONS
XCELERA, INC.	:	BY DEFAULT
	:	

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 27, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents China Continental, Inc. (China Continental), and Xcelera, Inc. (Xcelera), were served with the OIP on October 3 and 4, 2006, respectively. See 17 C.F.R. § 201.141(a)(ii) and (iv). To date, neither Respondent has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220.

        The undersigned issued an Order on October 16, 2006, requiring China Continental to show cause on or by October 31, 2006, why it should not be held in default and why it should not have the registration of its securities revoked, pursuant to Section 12(j) of the Exchange Act, for failing to file an Answer within the time permitted or otherwise defend the proceeding. As of today's date, China Continental has not responded to the October 16 Order.

        The October 16 Order also requested that the Division of Enforcement (Division) notify this Office regarding service of the OIP on Respondent Xcelera. In response, the Division, on October 27, 2006, filed a supplemental declaration concerning service on Xcelera. The Division represents therein that it has been in contact with Peter MacDonald (MacDonald), counsel for Xcelera, who advised that the company has no intention of contesting the proceedings and has no objection to the revocation of the registration of the company's stock. Division also states that Xcelera does not contest the validity of service.[1]

        For failing to file Answers within the time permitted or otherwise defend the proceeding, Respondents China Continental and Xcelera are in default pursuant to Rules 155(a) and 220(f) of

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[1] According to the Division, included in the facsimile communications between the Division and MacDonald were copies of the OIP, the October 16 Order, as well as declarations of the Division to assist in service of the OIP.

the Commission's Rules of Practice. Accordingly, the following allegations in the OIP are deemed to be true.

China Continental (CIK No. 789877) is a revoked Nevada corporation located in Hong Kong with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of $5,799,770 for the prior nine months. As of August 21, 2006, the company's common stock (symbol: CHCL) was quoted on the over-the-counter stock-quotation system operated by Pink Sheets LLC (Pink Sheets), had thirteen market makers, and was eligible for the "piggyback" exemption of Exchange Act Rule 15c2-11(f)(3). During the year ended May 26, 2006, China Continental's common stock had an average daily trading volume of 102,763 shares.

Xcelera (CIK No. 792857) is a Cayman Islands corporation located in the Principality of Monaco with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Xcelera is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended January 31, 2003. As of August 21, 2006, the company's common stock (symbol: XLACF) was quoted on the Pink Sheets, had sixteen market makers, and was eligible for the "piggyback" exemption of Exchange Act Rule 15c2-11(f)(3). During the year ended May 26, 2006, Xcelera's common stock had an average daily trading volume of 39,999 shares.

Each of these Respondents is delinquent in its periodic filings with the Commission, was quoted on the Pink Sheets as of August 21, 2006, and had average daily trading volumes exceeding 39,000 shares during the year ending May 26, 2006. Each has repeatedly failed to meet its obligations to file timely periodic reports and is headquartered overseas. Further, each has failed, in whole or in part, to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with the company's periodic filing obligations or, through the company's failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of China Continental and Xcelera.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Continental, Inc., and Xcelera, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge